

08003308

6th June, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

SEC Mail
Mail Processing
Section
JUN 1 0 2008
Washington, DC
106

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC")
on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the
Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that
such information and document will not be deemed to be "filed" with the SEC or otherwise subject to
the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information
and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

PROCESSED
JUN 2 0 2008
THOMSON REUTERS

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu

▶ MOL Plc.

INVESTOR NEWS



6 June 2008

Share sale of MOL manager

Dr. Gábor Horváth, member of the Board of Directors of MOL sold 6,650 MOL shares at HUF 22,820 on average on the Budapest Stock Exchange on 5 June 2008, with the assistance of UniCredit Bank Ltd. as investment service provider. After the transaction Dr. Gábor Horváth owns 11,495 MOL shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

END

